February 14, 2020

James J. Dolan
Chief Executive Officer
Gordon Pointe Acquisition Corp.
780 Fifth Avenue South
Naples, FL 34102

       Re: Gordon Pointe Acquisition Corp.
           Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed February 14, 2020
           File No. 001-38363

Dear Mr. Dolan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Stephen Cohen